File No. 333-199212

As filed with the SEC on April 1, 2015

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  1

(Check appropriate box or boxes)

FEDERATED GOVERNMENT INCOME TRUST

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

John W. McGonigle, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early , Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Acquisition of the assets of

FEDERATED GNMA TRUST

By and in exchange for Institutional Shares and Service Shares of

FEDERATED GOVERNMENT INCOME TRUST

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered: Institutional Shares and Service Shares, without par value,

of Federated Government Income Trust

It is proposed that this filing will become effective

Immediately upon filing pursuant to Rule 485 (b)

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

This Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (File No. 333-199212) consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A--- The definitive Proxy Statement and Prospectus of the Registrant as filed on November 19, 2014 pursuant to Rule 497 is incorporated herein by reference.

Part B--- The definitive Statement of Additional Information of the Registrant as filed on November 19, 2014 pursuant to Rule 497 is incorporated herein by reference.

Part C ---Other information

Signature page

Exhibits--- The sole purpose of this Post-Effective Amendment is to file as an exhibit a conformed copy of the opinion of counsel regarding the tax consequences of the reorganization described in the Registrant’s Registration Statement on Form N-14 filed on October 8, 2014.

PART C. OTHER INFORMATION.

Item 15 Indemnification

Indemnification is provided to Trustees and officers of the Registrant pursuant to the Registrant's Declaration of Trust and Bylaws, except where such indemnification is not permitted by law. However, the Declaration of Trust and Bylaws do not protect the Trustees or officers from liability based on willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office. Trustees and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").

Insofar as indemnification for liabilities arising under the Act may be permitted to Trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, officers, or controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, Trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16 Exhibits

1.1	Conformed copy of Amended and Restated Declaration of Trust of the Registrant	(9)
1.2	Conformed copy of the Declaration of Trust of Federated Government Income Trust with Amendments 6, 7, and 8 incorporated therein	(23)

2.1	Amendment No. 4	(9)
2.2	Amendment Nos. 5, 6, 7	(10)
2.3	Amendment No. 8	(14)
2.4	Amendment No. 9	(15)
2.5	Amendment Nos. 10-12	(17)

3	Not Applicable
4	The Registrant hereby incorporates Form of Agreement and Plan of Reorganization that was filed as Annex A to the Prospectus/Proxy Statement filed pursuant to Rule 497 on November 19, 2014.

5	Not applicable

6.1	Conformed copy of the revised Investment Advisory Contract of the Registrant	(11)
6.2	Conformed copy of Amendment to the Investment Advisory Contract of the Registrant	(13)

7.1	Conformed copy of the Distributor’s Contract of the Registrant	(8)
7.2	Conformed copy of Exhibit A to the Distributor’s Contract of the Registrant	(13)
7.3	Conformed copy of Exhibit B to the Distributor’s Contract of the Registrant	(19)
7.4	Conformed copy of Exhibit C to Distributor’s Contract of the Registrant	(16)
7.5	Conformed copy of Amendment to the Distributor’s Contract of the Registrant	(16)
7.6	The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) (2) – (4) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995. (File Nos. 33-38550 and 811-6269).
7.7	Conformed copy of Amendment 1 to Exhibit B to the Distributor’s Contract of the Registrant	(23)

8.0	Not applicable

9.1	Conformed copy of the Custodian Agreement of the Registrant	(8)
9.2	Conformed Copy of Custodian Fee Schedule	(9)
9.3	Conformed copy of Amendments 1, 2, 3, 4, and 5 to the Custodian Contract.	(23)

10.1	Conformed copy of Distribution Plan of the Registrant including Exhibit A	(16)
10.2	The responses described in Item 23(e)(6) are hereby incorporated by reference
10.3	Conformed copy of Amendment #1 to Exhibit A to the Distribution Plan	(19)
10.4	Conformed copy of Amendment #1 to Exhibit A to the Distribution Plan	(23)
10.5	Copy of the Multiple Class Plan and attached Exhibits of the Registrant	(16)
10.6	Copy of Institutional Shares Exhibit to the Multiple Class Plan revised 03/01/09	(20)
10.7	Copy of Institutional Service Shares Exhibit to the Multiple Class Plan revised 12/18/08	(20)
10.8	Copy of Institutional Shares Exhibit to the Multiple Class Plan revised 01/29/10	(21)
10.9	Copy of Institutional Service Shares Exhibit to the Multiple Class Plan revised 01/29/10	(21)
10.10	Copy of Institutional Shares Exhibit to the Multiple Class Plan revised 1/31/11	(22)
10.11	Copy of Institutional Service Shares Exhibit to the Multiple Class Plan revised 12/31/10	(22)

11.0	The Registrant hereby incorporates the Opinion and Consent of Counsel Regarding the legality of shares being issued from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on October 8, 2014.

12	Conformed copy of Opinion regarding tax consequences of the Reorganization	+

13.1	Conformed copy of Amended and Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services, and Custody Services Procurement	(10)
13.2	Conformed copy of Amendment to the Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement	(13)
13.3	The responses described in Item 23(e)(5) are hereby incorporated by reference
13.4	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 6/30/04, from Item (h)(7) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843)
13.5	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust from Item 23(h)(ix) of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the Commission on April 28, 2005. (File Nos. 33-60411 and 811-07309)
13.6	The Registrant hereby incorporates by reference the conformed copy of Amendment No. 3 to the Agreement for Administrative Services between Federated Administrative Service Company and the Registrant dated June 1, 2005, from Item 23(h)(2) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 27, 2005. (File Nos. 33-29838 and 811-5843)
13.7	The Registrant hereby incorporates the conformed copy of the Financial Administration and Accounting Services Agreement	(18)
13.8	The Registrant hereby incorporated the conformed copy of the Amendment to Transfer Agency and Service Agreement	(20)
13.9	Conformed copy of the Financial Administration and Accounting Services Agreement dated as of March 1, 2011.	(24)

14.1	The Registrant hereby incorporates the conformed copy of Consent of Independent Registered Public Accounting Firm from Item 14.1 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on October 8, 2014.

15.0	Not Applicable

16.1	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Trustees from Item 16.1 of the Registrant’s Registration Statement on Form N-14, filed on October 8, 2014.
16.2	The Registrant hereby incorporates the conformed copy of Power of Attorney of the Registrant from Item 16.2 of the Registrant’s Registration Statement on Form N-14, filed on October 8, 2014.

17	Not applicable

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 2-75366 and 811-3352)
8	PEA No. 27 filed March 26, 1997
9	PEA No. 28 filed March 26, 1998
10	PEA No. 29 filed January 28, 1999
11	PEA No. 32 filed March 29, 2000
12	PEA No. 33 filed March 26, 2001
13	PEA No. 34 filed March 29, 2002
14	PEA No. 35 filed March 30, 2003
15	PEA No. 36 filed March 26, 2004
16	PEA No. 37 filed March 31, 2005
17	PEA No. 38 filed March 30, 2006
18	PEA No. 39 filed March 27, 2007
19	PEA No. 40 filed March 28, 2008
20	PEA No. 41 filed March 27, 2009
21	PEA No. 42 filed March 30, 2010
22	PEA No. 43 filed March 30, 2011
23	PEA No. 45 filed March 28, 2012
24	PEA No. 47 filed March 27, 2013

Item 17 Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 within a reasonable time after receipt of such opinion.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Federated Government Income Trust has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 1st day of April, 2015.

FEDERATED GOVERNMENT INCOME TRUST
BY: /s/ George F. Magera George F. Magera , Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-14 has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY: /s/George F. Magera George F. Magera, Assistant Secretary	Attorney In Fact For the Persons Listed Below	April 1, 2015
John F. Donahue *	Trustee
J. Christopher Donahue *	President and Trustee (Principal Executive Officer)
Lori A. Hensler*	Treasurer (Principal Financial Officer)
John T. Collins*	Trustee
Maureen Lally-Green*	Trustee
Peter E. Madden*	Trustee
Charles F. Mansfield, Jr.*	Trustee
Thomas O’Neill*	Trustee
P. Jerome Richey*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney